

April 29, 2011

Via E-mail
Mr. Stanton D. Sloane
President and Chief Executive Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033

> **Re: SRA International, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2010**
> **Filed August 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 17, 2010**
> **File No. 001-31334**

Dear Mr. Sloane:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief